Direct Dial: 212-801-9221
e-mail: feldmans@gtlaw.com

June 27, 2006

VIA EDGAR TRANSMISSION
Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Lee, Esq.
Mail Stop: 45-61

Re:	Debt Resolve, Inc.
Amended Preliminary Information Statement on Schedule 14C
File No. 0-29525

Dear Ms. Jacobs:

On behalf of Debt Resolve, Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 101(a)(1)(iii) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of an amended version (the “Amendment”) of the Registrant’s Preliminary Information Statement on Schedule 14C (File No. 0-29525) (the “Information Statement”), originally filed with the Commission on May 25, 2006.

The Amendment responds to the comments heretofore received from the Commission’s staff (the “Staff”) by letter dated June 2, 2006 (the “Comment Letter”) with respect to the Information Statement..

For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment.

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Securities and Exchange Commission

1.
We note your reference to a proposed initial public offering of your shares in connection with the reverse stock split proposal. Please include the necessary legend pursuant to Rule 135(a)(1) under the Securities Act.

As discussed on a telephone call with a member of the Staff, the Registrant has rendered the legend pursuant to Rule 135(a)(1) in bold-face type, which legend was contained in the Information Statement as originally filed. See page 3 of the Amendment.

2.
In light of the increase in available capital as a result of a possible reverse stock split and your amendment to your charter, please refer to Release No. 34-15230 and discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

In response to the Staff’s comment, the Registrant has noted following the existing disclosure about the possible anti-takeover effect of the increase of authorized but unissued shares of common stock that it believes there are no other anti-takeover mechanisms in its Certificate of Incorporation or the Registrant’s other governing documents and that it has no plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. See page 5 of the Amendment.

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The Registrant hereby acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (212-801-9221) or to Andrew H. Abramowitz of this office (212-801-6752).

                Very truly yours,

                       /s/ Spencer G. Feldman

                Spencer G. Feldman

cc: James D. Burchetta